UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009
Commission File Number: 001-33722
Longtop Financial Technologies Limited
(Exact Name of Registrant as Specified in its Charter)
Flat A, 10/F, Block 8, City Garden
233 Electric Road, North Point
Hong Kong
(86 592) 2396 888

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference into Registration Statement on Form F-3
The Underwriting Agreement dated November 17, 2009 between the registrant and Deutsche Bank Securities Inc. and Morgan Stanley & Co. International plc, as representatives of the several Underwriters named therein (the “Underwriting Agreement”), is attached hereto as Exhibit 1.1 and is incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-163137) filed with the Securities and Exchange Commission on November 16, 2009.
Exhibit.

1.1.	Underwriting Agreement.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: November 20, 2009	LONGTOP FINANCIAL TECHNOLOGIES LIMITED
	By:	/s/ Derek Palaschuk
		Name:	Derek Palaschuk
		Title:	Chief Financial Officer